UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 15 March 2017

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

483 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Managing Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steven Coffey

Non-Executive Director

MARKET RELEASE

15 March 2017

NOVOGEN PRESENTS AT ROTH CONFERENCE

Sydney, 15th March 2017 – Novogen Ltd (ASX: NRT; NASDAQ: NVGN), an Australian oncology-focused biotechnology company, is pleased to release the presentation that CEO, Dr James Garner will be presenting at the 29th Annual ROTH Conference being held in Laguna Niguel, California.

Dr James Garner will be presenting at the The Ritz Carlton Hotel, Dana Point on Tuesday 14th March at 4 pm local time.

[ENDS]

Media and Investor Relations	Investor Relations (US)
Glen Zurcher E: glen.zurcher@irdepartment.com.au T: +61 420 249 299	Robert Kennedy E: robert.kennedy@novogen.com T: +1 212 519 9832 / +1 646 662 3574

About Novogen Limited

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an emerging oncology-focused biotechnology company, based in Sydney, Australia. Novogen has a portfolio of four development candidates, diversified across three distinct technologies, with the potential to yield first-in-class and best-in-class agents across a range of oncology indications.

The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme. Licensed from Genentech in late 2016, GDC-0084 is anticipated to enter phase II clinical trials in 2017. Three further molecules have been developed in-house from two proprietary drug discovery platforms (superbenzopyrans and anti-tropomyosins) to treat ovarian cancer and a range of solid tumours. Cantrixil, the most advanced of these, commenced a first-in-human clinical study in patients with ovarian cancer in late 2016, while Anisina and Trilexium are in preclinical development.

For more information, please visit: www.novogen.com

Novogen Limití
Presentation to 29th Annual ROTH Conference
Dr James Garner    Dana Point, CA
Chief Executive Officer    14 March 2017
james.garner@novogen .com
Version 1.0

Forward-Looking Statements
This presentation contains “ forward-looking statements ” within the meaning of the “ safe-harbor ” provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to differ materially from the results expressed or implied by such statements, including changes from anticipated levels of customer acceptance of existing and new products and services and other factors. Accordingly, although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. The Company has no obligation to sales, future international, national or regional economic and competitive conditions, changes in relationships with customers, access to capital, difficulties in developing and marketing new products and services, marketing existing products and services update the forward-looking information contained in this presentation.

COMMERCIAL IN CONFIDENCE
Novogen is a biotech company dedicated to driving sustainable, long-term growth in shareholder value
Focus on unmet medical need
Robust pipeline of novel therapies,
targeting oncology patients poorly
served by existing treatment options
Financially sound
Listed on ASX and NASDAQ, with
cash runway for continuing operations
Clinical stage
Two clinical stage programs: GDC-
0084 and Cantrixil, with rich flow of
milestones over next 12-18 months
Strong management and Board
Lean team of internationally-
experienced pharma executives,
overseen by seasoned Board

2016 has been a transformative year for Novogen



1Q 2016

- Appointment of CEO
- Granting of patent for SBP technology

2Q 2016

- Granting of patent for ATM technology
- Conclusion of CanTx joint venture

3Q 2016

- Submission of Cantrixil IND
- Appointment of Scientific Advisory Board
- Recruitment of senior management

4Q 2016

- Licensing of GDC-0084 from Genentech
- Initiation of Cantrixil phase I study

NOVOGEN

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Novogen is listed on ASX and NASDAQ, and is well-
funded
Share Price (US$)
3.00     Cash at Bank*Debt
NVGN~US$ 17 millionNil
NASDAQ Biotech Index
2.50
Market CapitalisationUS$ 27 million
2.00
ASX:NRT
ListingNASDAQ:NVGN (1:25
1.50     ratio)
Average Daily VolumeASX:0.1% /day
1.00     NASDAQ:0.2% /day
0.50     Shares on Issue483 million
(35% US, 65% Australia)
0.00     Outstanding~60 million
Mar-16    Jun -16 Sep-16Dec-16Mar-17Options / Warrants
Last reported as at 31 December 2016. Includes value of Australian R&D Tax Rebate.

COMMERCIAL IN CONFIDENCE
Novogen has focused on oncology, with a clear strategy for building and managing a high-value portfolio
PartnersTightly focused on
oncology, with a
weighting to solid
tumours
Un-proven programs
Assets in-licensed     Significantly de-risked
taken from preclinical    Open-minded as to
from external partners     molecules partnered
or early stage    with pharma / largetechnology (e.g.
development to    biotech for completionbiologics vs small
completion of clinical    of Phase IIImolecules)
trials that substantially    development,
de-risk the program    registration, or
and provide a clear    Precise development
commercialisation
Assets from internal    path to registration plan guided by
discovery engines     understanding of
biology and biomarkers
Early consideration of
commercial value
drivers in program
planning & design

COMMERCIAL IN CONFIDENCE

Novogen has built a strong management team with international experience in big pharma
Dr James Garner
Chief Executive Officer & Managing Director
Physician / MBA; Extensive pharma drug development experience
Dr Gordon Hirsch
Chief Medical Officer
Physician / MBA; Twenty years of pharmaceutical industry experience
Dr Peng Leong
Chief Business Officer
Eighteen years of business development and investment banking experience
Kate Hill
Company Secretary
Chartered accountant, and former audit partner at Deloitte
COMMERCIAL IN CONFIDENCE 6

Our newly-appointed Scientific Advisory Board brings global expertise and experience to Novogen
Professor Sir    Dr Karen ProfessorProfessor
Murray Brennan    Ferrante Peter GunningAlex Matter
COMMERCIAL IN CONFIDENCE 7

Novogen now has a well-diversified portfolio of assets, stretching from preclinical to mid-stage clinical

			Lead Optimisation	Preclinical Proof-of-Concept	IND-Enabling Tox & CMC	Phase I Clinical Trials	Phase II Clinical Trials	*Patent Expiry*
PI3K	GDC-0084	Glioblastoma					Phase II 2017	2032
SBP	TRXE-002-1 Cantrixil	Ovarian Cancer						2035
ATM	ATM-3507 Anisina	Solid Tumors				IND 2017		2035
SBP	TRXE-009 Trilexium	Solid Tumors						2035

PI3K Technology	Brain-penetrant PI3K inhibitor with some mTOR activity, targeting PI3K / Akt / mTOR pathway, which is shown to be upregulated in majority of GBM cases and many other tumor types
ATM Technology	First-in-class program targeting cancer-specific tropomyosin isoform in cytoskeletal microfilaments of cancer cells, leading to apoptosis
SBP Technology	First-in-class program based on earlier clinically-validated isoflavone chemotype (e.g. phenoxidiol, MEI Pharma), but with distinct IP space and greater preclinical activity

NOVOGEN
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GDC-0084
Glioblastoma Multiforme (GBM) is the most common form of primary brain cancer
Presentation
Usually presents with non—specific symptoms (e.g. headaches, nausea)
Rapid clinical progression to permanent neurological defect and coma
Source: GLOBOCAN 2012
Epidemiology
Approximately 12,500 incident cases per annum in United States
Limited understanding of causes and risk factors
Generally more common in people >50 years of age, and slightly more common in males
COMMERCIAL IN CONFIDENCE
Prognosis
Median survival following diagnosis = 12-15 months with best available treatment (~3 months without treatment)
5-year survival rate = 3-5%
Limited improvement in prognosis over last 15 -20 years

GDC-0084

Current GBM standard of care is ineffective in ~65% of patients

Standard of Care ('Stupp Regimen')

Debulking surgery where possible → Radiotherapy + temozolomide → Temozolomide maintenance therapy

6 weeks | 4w | 6 x 28-day cycles

Temozolomide is clearly efficacious…



Probability of Progression-free Survival (%)
100
90
80
70
60
50
40
30
20
10
0
Radiotherapy plus temozolomide
Radiotherapy
0
6
12
18
24
30
36
42
Months

…but only in ~35% of patients who are sensitive



Probability of Overall Survival (%)
100
90
80
70
60
50
40
30
20
10
0
P=0.007
P=0.06
0
6
12
18
24
30
36
42
Months
Unmethylated, radiotherapy
Unmethylated, radiotherapy plus temozolomide
Methylated, radiotherapy
Methylated, radiotherapy plus temozolomide

Source: ME Hegi, A-C Diserens, T Gorlia, et al. (2005). *N Engl J Med* 352:997-1003

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GDC-0084

The PI3K / Akt / mTOR pathway is upregulated in the vast majority of GBM cases


Select PI3K inhibitors
Taselisib (Genentech)
Buparlisib (Novartis)
GDC-0084
everolimus
Growth factor receptors
PI3K
PIP2
PIP3
mTORC 2
mTORC 1
Akt
+
-
+
Protein synthesis & cell growth
Survival
Cell cycle & proliferation

*PI3K upregulated, or PTEN knocked out, in **~85%** of GBM cases*

PI3K dysregulation associated with worse prognosis


2-Year Survival Rate
30%
20%
10%
0%
0%
24%
pAkt positive
pAkt negative

NOVOGEN
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GDC-0084

GDC-0084 shows single-agent activity in preclinical models of glioblastoma

Illustrative Dose-Dependent Activity in U87 Model



Tumor Volume (mm³)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
0
5
10
15
20
25
Day
Vehicle
0.03 mg/kg
0.45 mg/kg
2.2 mg/kg
4.5 mg/kg
9 mg/kg
13 mg/kg
18 mg/kg

General Findings

Widespread activity in a range of PDX models; appears unaffected by MGMT promotor status

Clear dose - PI3K inhibition - response relationship seen in most experiments

GDC-0084 even moderately active in GS2 intracranial model (intact BBB, no PI3K dysregulation) which is resistant to other test articles

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COMMERCIAL IN CONFIDENCE
PI3K inhibitors are    well-validated, with one
GDC-0084
marketed product and extensive clinical data
Zydelig (idelalisib) on market    Other PI3K inhibitors in clinical trials
Idelalisib (and programs such as Infinity Therapeutics and TG
Therapeutics) specifically target the d isoform of PI3K, which is    Few PI3K inhibitors are able to cross the blood-brain barrier associated with hematological malignancies

COMMERCIAL IN CONFIDENCE

GDC-0084 shows consistent penetration    of
GDC-0084
blood-brain barrier in    multiplespecies
100    100100100
GDC-0084    MALDI MS/MS
(15 mg/kg)
0    000
U87 orthotopic
GBM model    Cresyl Violet
Free Brain-to-
Brain-to-    CSF-to-Free
Species     Free Plasma
Plasma Ratio    Plasma Ratio
Ratio
Mouse    1.3 0.40-
Rat    2.4 0.681.5
Dog    2.2 0.451.03Postmortem samples from
Human    > 1.54 > 0.511 trial patient (45mg dose)
confirmed animal data

COMMERCIAL IN CONFIDENCE
GDC-0084
GDC-0084 is among the most advanced PI3K inhibitors in active development for GBM
212    17340
100%
Non-
Oncology
(39)
Discontinued
80%     / No
Development
(79)
60%     Other
Oncology
Indications
(35)
Oncology
40%    (173) Discovery
(54)
20%     Ph I (17)
Marketed
Ph II (15)(1)Glioblastoma
Ph III (7)(5)
0%
PI3K Inhibitors    OncologyClinical
Completed P1 in
GBM (n=47)
GDC-0084
P1/2a in GBM due
to complete in Oct
buparlisib    2016
Single-site P2 in
GBM underway;
PQR-309    read-out in Jan
‘18
Discontinued
sonolisib
Discontinued
voxtalisib
Source: Thomson Reuters Cortellis Competitor Intelligence

COMMERCIAL IN CONFIDENCE

GDC-0084

Genentech's phase I study established a dose of 45mg and demonstrated acceptable safety

Phase I Study

Population in phase I study (recurrent patients) had significantly more advanced disease than that proposed for phase II study (first-line patients)

- 47 patients enrolled at 4 centers (MD Anderson, UCLA, Dana-Farber, and Vall d'Hebron)
- Patients were grade 3 or 4 gliomas with at least one (and in most cases, several) lines of prior therapy
- Planned MTD expansion cohort to explore efficacy signals in pure GBM population was not performed due to budgetary restrictions

- 45mg established as Maximally Tolerated Dose (MTD) for phase II study
- Pharmacokinetic profile consistent with daily dosing
- Safety profile consistent with other PI3K inhibitors, with hyperglycemia and mucositis / stomatitis the most common adverse events
- Promising signals of pharmacodynamic response on FDG-PET, an exploratory radiological marker

Rationale for Externalization

1. GBM currently not considered a strategic priority for Genentech, following mixed success with Avastin in recurrent disease
2. GBM market is relatively small (~12,500 cases per annum in US), and larger opportunities exist in Genentech / Roche portfolio
3. Rich late-stage portfolio in Genentech creates higher funding hurdles for early-stage projects such as GDC-0084
4. Large pharma overheads make economics of GDC-0084 less promising; lean biotech model offers opportunity to externalise and re-acquire after clinical proof-of-concept

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GDC-0084
Time on study exceeded historical controls (~1 month) for the majority of patients
Taal et al, Lancet Oncology, 2015 shows one month survival in comparable lomustine-treated cohort
COMMERCIAL IN CONFIDENCE 17

Response rate was    consistent witha
GDC-0084
primarily cytostatic    mode of action
from lesions
change of target
Best % baseline
CR / PR:    0
SD:    15 (35%)
PD:    27 (63%)

COMMERCIAL IN CONFIDENCE

On FDG-PET, 7/27 patients    (26%)hada
GDC-0084
metabolic partial response
Tumor
mean
in Lesion
Response Enhancing
in
Best Overall SUVmax
Normal Brain Tissue
in Brain
Response Normal
Overall SUV in
Best Median

COMMERCIAL IN CONFIDENCE

GDC-0084

Brain metastases from non-CNS tumors represent long-term upside potential

Overview

- Estimated 100,000 - 200,000 cases/year in US
- ~10-25% adult cancer patients develop symptomatic brain mets
- Lung, breast and melanoma represent the majority of brain mets
- Frequency of brain mets increasing with better systemic control and longer survival
- Few (if any) drugs available to treat brain metastasis

Example: Breast Cancer

- ~30-44% of metastatic HER2-positive metastatic breast cancer patients have brain metastases
- Brain metastases represent the cause of death in ~50% of HER2-positive breast cancer patients
- ~40-50% of breast cancer brain metastases have disordered PI3K pathway
- Therapies that are effective for the primary tumor (e.g. Herceptin) are often ineffective for brain metastases

Next Steps

- Use GBM as a 'gateway indication', with the potential to explore registration post-phase II via accelerated approval / breakthrough designation, subject to clinical results
- Meanwhile, conduct preclinical exploration of brain metastases in partnership with identified researchers to demonstrate preclinical proof-of-concept and augment economic value of the asset

Source: E Lim & N Lim (2012). *Oncology*. 26(7):652-9; PK Brastianos, SL Carter, S Santagata, et al. (2015). *Discovery* 5:1164

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Cantrixil

Ovarian cancer remains a disease of high unmet medical need

High Incidence

Ovarian Cancer

- 17th most common tumour worldwide
- 7th most common tumour in women
- ~240,000 new cases per annum
- 1.7% of all new cancer cases
- Overall lifetime risk is 1.6% for women



Lung
Breast
Colorectal
Prostate
Stomach

- Genetic cause (BRCA1 or BRCA2) in ~10% of cases
- More common in women who have not borne children
- 80% of cases occurring in women >50 years of age

Poor Prognosis with Existing Therapies



Five-Year Survival
0%
50%
100%
Stage 1
Stage 2
Stage 3
Stage 4

Growing and Evolving Market



Market Size (US$,000)
1,200
1,000
800
600
400
200
0
$454M
$1,100M
2010
2020
Anthracyclines
Antimetabolites
Folate Receptor Targeting Agents
Other Cytotoxics
PARP Inhibitors
Platinum Agents
Taxanes

Source: GLOBOCAN; Holschneider & Berek (2000), *Sem Surg Onc* 19(1):3-10; Decision Resources

NOVOGEN

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Cantrixil

Phase I study is designed to establish safety and tolerability, and explore potential efficacy

Trial Sites	Patient Population	Study Design	Completion
• ~6 hospitals in United States and Australia • Investigators are generally specialist gynaecological oncologists with clinical trial experience	• Women with confirmed ovarian cancer • Resistant or refractory to at least one prior line of therapy (generally a platinum compound)	• Standard dose escalation to establish maximally tolerated dose (MTD) • Expansion phase at MTD to explore signals of clinical activity	• Forecast 18 month study duration • Actual duration will depend on how many dose cohorts are required to establish MTD

Study performed under Investigational New Drug (IND) application with United States Food & Drug Administration (FDA) – provides careful validation and supports eventual product approval in United States

In addition to standard efficacy measures (via CT scan), study will measure exploratory biomarkers to seek signals of clinical activity

NOVOGEN
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COMMERCIAL IN CONFIDENCE
2017 will be an important year for Novogen, with a rich series of value-driving events
Key Milestones for 2017
Initiation of GDC-0084 phase II study
Full recruitment of Cantrixil phase I study
Stage-up of Anisina for IND submission and phase I study
Further progression of early-stage pipeline as appropriate
Commencement of work on ‘next generation ATM’
program, following receipt of $3M grant from Australian
Government

COMMERCIAL IN CONFIDENCE
Novogen now has a diversified portfolio and is
positioned for growth
Focus on unmet need: pipeline of novel therapies, targeting oncology patients, poorly served by existing treatment options
Building a sustainable model: leveraging oncology expertise, developing commercially attractive, in-house and external assets
Diversified portfolio:
Multiple assets in various stages of development – from pre-clinical through to phase II-ready
Across technologies / development platforms
Strong management and board: lean team of internationally-experienced pharma executives
Financially sound: listed on ASX and NASDAQ, with cash runway
News flow: rich series of value-driving milestones over 12-18 months

COMMERCIAL IN CONFIDENCE

Novogen